G R U P P O · M E D I A S E T

MEDIASET

82-4575

12g3-2(b)

RECEIVED
2005 AUG -4 A 11:42

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

05010193

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 1st August 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of July.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

Emanala Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

MEDIASET

PRESS RELEASE

MEDIASET ACQUIRES HOME SHOPPING EUROPE

R.T.I. S.p.A., a wholly-owned subsidiary of Mediaset S.p.A., today announced, in line with commitments made to Convergenza S.C.A. and in the terms already communicated on 18 March 2005, the acquisition of 100% of the share capital Home Shopping Europe S.p.A., for a total of €112,733,805.00, €10,000,000.00 of which was paid as a deposit in March and the balance of €102.733.805,00 which was paid on closure of the acquisition.

From 23 July analogue broadcasts by the broadcaster were definitively stopped.

In fact, the ex frequencies of Home Shopping Europe S.p.A will be used by Mediaset for the creation of a new digital terrestrial multiplex which will carry, for at least 40% of its capacity, the signals of third party channels.

Cologno Monzese, 29 July 2005

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

Today Telecinco our controlled company has disclosed the following press release:

Madrid, July 28, 2005

Consolidated financial results for the first half of 2005

- **Net earnings reach €175.86 million (+59.5%)**
- **The gross operating margin EBITDA, at €261.68 million (+57.0%)**
- **Publiespaña Group's gross television advertising revenue has risen 24.2% in the first half of this year, to a record €500.15 million.**
- **Telecinco has continued to top the ratings, with an audience share of 22,7%.**

Telecinco has reported record results at the end of the first half of the year. The increase of a 0.9 percentage point in its audience share from the previous half, added to an increase of 24.2% year-on-year in the gross television advertising revenue of Publiespaña Group and continued strict operating cost control measures, make Telecinco the absolute leader of the audiovisual industry according to the principal performance indicators.

With a 22,7% overall audience share- its best result for any half-year period-, Telecinco has again ranked as the most widely viewed television channel during the Day-Total, Prime Time (23,9%) and with the Target Audience (25%). Even with this performance, its operating expenses have remained virtually steady and in line with inflation.

The company reported the best set of first semester results in the last four years, with an audience share of 22.7%, up by 0.9 percentage points from the previous half-year period, 2.0 percentage points ahead of Antena 3 TV (20.7%) and 3.3 percentage points above that of TVE 1 (19,4%).

Additionally, the channel has again ranked first in **prime time**, the time slot with the highest television consumption and advertising spend, with an average share of **23,9%**. Antena 3 TV, for its part, with a share of

22,1%, ranked second while TVE 1, with a share of 18,8%, ranked third.

Audience Share	Telecinco	Antena 3 TV	TVE 1
Day-Total	**22,7%**	20,7%	19,4%
Prime Time	**23,9%**	22,1%	18,8%
Target Audience	**25%**	21,9%	15,9%

Telecinco reports a record first-half net revenue of €509,04 million

Telecinco has reported record net revenues of €509.04 million for the first six months of the year, up 25.8% from €404,69 million reported in the same period of 2004.

The gross operating margin EBITDA, at €261.68 million has climbed 57.0% from the first half of 2004. The EBITDA gross margin ratio is 51.4% of net earnings.

Pre-tax profit for the period has climbed to €259.49 million or 59.0% year-on-year, when compared to the €163.17 million reported in the first half of 2004.

Post-tax earnings are €175.86 million, up 59.5% from the first half of 2004 and the highest reported by Telecinco for any half-year period to date.

Publiespaña remains leader by turn-over, reporting the best results to date for any half-year period

The favourable market conditions and the positive response to Publiespaña's commercial strategy -which will continue to be based on creativity, quality and service- have once again made it the industry leader by turn-over, with gross television advertising revenue reaching a record level of €500.15 million (including the subsidiary Publimedia Gestión), up 24.2% year-on-year. These figures have once again out-paced the growth-rate of the overall market (9.5%) as well as that of the television segment (13.5%)- in the same period- and according to Infoadex.

This growth is particularly significant taking into account the growth reported by Publiespaña in the first half of 2004, when the company reported a 24.6% increase in revenue.

Lastly, Publiespaña has also been leader in terms of market share (32,6%), nearly 4 percentage points ahead of Antena 3 TV -which ranks second with a market share of 28,7%- and 8,6 points ahead of TVE (24%), according to Infoadex.

These record financial results are a direct consequence of Telecinco's absolute lead in audience share, excellent commercial management of

advertising, and a successful policy on cost-control, which has increased by only 3.5% in the period. It is noteworthy that although audience share has increased overall operating costs have remained steady in this first half of the year.

Mediaset Press Office
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

MEDIASET

First quarter 2005 Mediaset Group

Consolidated results

Net revenues: €931.0 million

EBIT: €344.0 million

Net profit: €198.7 million

Advertising revenues and TV ratings

Italy

TV advertising revenues Publitalia: +1.5%

Mediaset channels confirm Prime Time leadership

Spain

TV advertising revenues Publiespana: +20.1%

Telecinco Spain's most popular channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the management's report on the Mediaset Group's results for the first three months of 2005, prepared in compliance with the new international accounting principles (IAS/IFRS), the obligatory standard for the consolidated accounts of European listed companies from 2005.

The Group's results in the first quarter of the year reflect the excellent beginning of the TV season in the two geographic areas (Italy and Spain), both in terms of advertising sales and audience ratings.

In particular, in Italy, **Publitalia '80's TV advertising revenues** for the three channels grew in the first three months of 2005 by **1.5%** to reach **€759.4 million,** compared with the €748.5 million of the same period of the previous year. This result was better than expected if one considers that the first quarter of 2004 was the period of greatest growth in the last year and that February 2005 had one less day given that 2004 was a leap year.

The **ratings** for Mediaset's channels were also excellent.

In Prime Time Canale 5, Italia 1 and Retequattro achieved a combined **share of 44.1%,** confirming the company's leadership in the Italian television market.
This leadership is even stronger in the **commercial target** of 15-64-year olds, the group of most interest to advertisers: Mediaset's total ratings in the early evening slot reached **44.7%.**

Also the **Telecinco Group** achieved excellent results in the first quarter of 2005.
Advertising revenues grew at a sustained pace, recording an increase of **20.2%** compared with the first quarter of 2004.
There was also an increase in **ratings**. In the first three months of 2005, Telecinco confirmed its position as Spain's most popular channel in all the time bands.
In particular in **prime time,** Telecinco **is the leader with a 23.5% share**, ahead of Antena 3 TV (22.3%) and TVE1 (19.2%).
In the **commercial target** (13-54-year olds), Telecinco reinforced its undisputed leadership with a **24.6% share**, 8.6 points more than TVE1 (16%) and 2.4 more than Antena 3 TV (22.2%).

As already notified, the Mediaset Group has commissioned the auditing firm Deloitte & Touche S.p.A. To conduct a check of the preliminary reconciliation summaries for IAS/IFRS as at 1 January 2004, 31 December 2004 and 1 January 2005. The results of the audit will be made available soon.

MEDIASET GROUP CONSOLIDATED RESULTS

The Group's performance in the first nine three of 2005 can be summarised as follows:

- **consolidated net revenues** came to **€931.0 million**, compared with €848.2 million in the first quarter of 2004 **(+ 9.8%)**.

- **EBIT** of **€344.0 million, an increase of 21.2%,** net of amortizations and depreciations of €223.5 million.

- there was a **significant growth** in operating profit as a proportion of consolidated net revenues (**operating profitability) of 36.9%**, compared with 33.5% in the first quarter of 2004.

- **Profit before taxation** and minority interest **grew by 21.2%**, up from €283.3 million in the first quarter of 2004, to **€343.3 million** for the first three months of 2005.

- **net profit** for the Group, net of estimated taxation, came to **€198.7 million**, compared with €156.9 million for the first quarter of the previous year **(+26.6%)**.

- the Group's **net financial position** showed a surplus that went from the +€62.0 million on 31 December 2004, to **+€ 417.8 million** on 31 March 2005.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- **consolidated net revenues** in the first three months of 2005 grew by **6.3%** compared with the same period of the previous year, rising from €675.1 million to **€717.7 million**.

- **total television costs** (labour costs + TV operating costs + amortizations of TV rights), showed a slight increase of 3.8%.

- **EBIT**, including a capital gain of €40.9 million, deriving from the sale of a 1.9% stake in Telecinco, came to **€248.7 million**, compared with the €227.0 million of the first quarter of 2004 **(+9.6%)**.

- **profit before taxation** showed an **increase of 9.5%**, rising from €225.2 million in the first three months of 2004, to **€246.5 million** this time.

- **net profit increased by 21%** reaching **€164.2 million**, compared with the €135.7 million of the first quarter of 2004.

Spain

- in the first three months of 2005 the **consolidated net revenues** generated by the Telecinco Group came to **€213.3 million, an increase of 23.2**%, compared with the same period of the previous year.

- The Telecinco Group's **total costs** (operating costs + amortizations and depreciations), went from €116.4 million in the first three months of 2004, to €120.2 million for the first three months of 2005.

- Telecinco's **operating profit** rose from the €56.8 million of the first three months of 2004 to **€93.1 million** in the first three months of the current year (+63.9%).

- **pre-tax profit** came to **€94.6 million** compared with the €58.1 million of the first quarter of 2004.

- **net profit** reached **€64.6 million**, compared with the €40.6 million of the first quarter of 2004.

FORECAST FOR THE YEAR

Calculated on an annual basis, the growth objectives in advertising revenues and the maintenance of efficiency targets – both in terms of television costs and investments in rights – are expected to make it possible for the Group to maintain its high operating profitability and to improve the cash generation recorded in 2004

Italia

- Revenues: in the first four months of 2005 Publitalia's **television advertising revenues** were up by 3.6%, thanks also to growth generated in April of **10%** compared with the same period of2004.
- Ratings: in the spring guarantee period (30 January–16 May) Mediaset's channels confirmed their absolute leadership, both in the **24-hours (43.5%)** and **in Prime Time (45.3%).**

Spain

- Revenues: also in the first four months of the year, Publiespana's **advertising sales** for Telecinco showed a sustained level of growth
- Ratings: Telecinco maintained its leadership in all the time bands with a **share of 22.5% in the 24-hours and 23.6% in prime time.**

Cologno Monzese, 17 May 2005

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

Highlights from the consolidated income statement (*)

in €m

2004		Q1 2005	Q1 2004
3,379.0	Revenues from sales and services	922,8.0	838.2
56.2	Other revenues and income	8,2	10.0
3,435.2	**Total consolidated net revenues**	**931.0**	**848.2**
400.2	Labour costs	107.8	99.3
1,066.3	Procurement, services and other costs	298.8	258.2
1,466.5	**Operating costs**	**406.6**	**357.5**
1,968.7	**Gross operating profit**	**524.4**	**490.7**
878.2	Amortisation and depreciations	223.5	206.9
1,90.58	**Operating profit**	**300.9**	**283.9**
-	((Losses)/gains from equity disposals	43.1	-
1,900.5	**EBIT**	**344.0**	**283.9**
19.9	Financial income /(charges)	0.3	1.5
(64.3)	Income/(charges) from investments	(1.0)	(2.1)
1,046.1	**Profit before taxation**	**343.3**	**283.3**
(393.6)	Income taxes	(112.3)	(106.9)
652.5	**Net profit from operations**	**231.0**	**176.4**
	(Net profit from discontinued activities)	-	-
(102.9)	(Minority interest (profit)/loss	(32.3)	(19.5)
549.6	**Profit for the Mediaset Group Mediaset**	**198.7**	**156.9**

Highlights from the consolidated balance sheet

in €m

	31/03/2005	31/12/2004
Non current assets	3,584.8	3,521.0
Non current assets held for sale	-	0.0
Current assets	1,813.4	1,518.3
TOTAL ASSETS	**5,398.2**	**5,039.3**
Group net equity	3,055.1	2,870.4
Minority net equity	272.5	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,327.6**	**3,101.5**
Non current liabilities	**512.7**	504.9
Non current liabilities held for sale	-	0.0
Current liabilities	1,557.9	1,432.9
TOTAL LIABILITIES	**5,398.2**	**5,039.3**

(*) *The Quarterly Report to 31 March 2005 is not subject to certification by the external auditors*